Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FINALIZING REPLACEMENT OF TRUSTEE FOR SERIES E DEBENTURES

Tel Aviv, Israel, June 9, 2010, Elbit Imaging Ltd. (TASE: EMIT, Nasdaq: EMITF), announced today that, following Elbit's announcement on September 30, 2009 regarding the replacement of trustee for Series E Debentures (due to the sale of the corporate trust business of Union Bank Trust Company Ltd. to Clal Finance Trusts 2007 Ltd.), and pursuant to approval of the District Court of Tel Aviv-Jaffa of the resignation of Union Bank Trust Company Ltd. as trustee for Elbit's Series E Debentures and appointment of Clal Finance Trusts 2007 Ltd. as  trustee for Elbit's Series E Debentures, Elbit, Union Bank Trust Company Ltd. and Clal Finance Trusts 2007 Ltd. have executed today an amendment to the Trust Deed dated September 10, 2007, entered into between Elbit and Union Bank Trust Company, according to which, Clal Finance Trusts shall serve as trustee to the Series E Debenture holders and undertake all trustee obligations pursuant to the Trust Deed.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il